
festivalpass
life • lived • live
About us
Founding Membership
Pricing
Festivals
For Festival Owners
Log in
Sign up
Experiences that change you
Watch the film
MEDIA
COLOR MANILA
PROGRAM
VIP

Global Live Events Industry

$68B

Online Live Ticketing will be worth $68Billion by 2025*

Source: Grandview Research report

Global Live Events Industry

- The global online event ticketing market size is expected to reach USD $68 billion by 2025, according to a new report by Grand View Research, Inc., exhibiting a 4.8% CAGR during the forecast period

- Consumers (especially millennials) hate ticket fees added to their ticket purchase and would prefer a seamless way to buy entry to an event without the transactional ticketing fee

- Live events not been democratized and have been driven primarily by marketing and big name events selling out while smaller events having a hard time getting market share - festivalPass is a social discovery engine for friends to connect

- While the festival movement and popularity of consumption among millennials will continue to grow and will be the initial market play for festivalPass, the vision to ultimately disrupt the entire live ticketing industry with a credit based subscription model

Why Festivals First?

- We are on a mission to disrupt the $200B event ticketing industry with a subscription, high value, low friction, highly social experience that will inspire live experience enthusiasts to get out more, try new events and lower the risk of discovery
- Music, Film, Food & Wine, theater and sports provides the ideal GTM for festivalPass
- There is a secular shift among young consumers towards experiences with live events offering considerable value in a world where moments are captured via the smartphone and shared across social media platforms
- Festivals and concerts rank among the top three experiences young people are most willing to spend their disposable income on

35 million Americans went to at least 1 festival last year

- The live events category for **music** was $34.4B globally in 2019 and projected to grow to $50.0B by 2023
- **Film** festivals continue to become more consumer driven and not only industry insiders - There are over 3,000 active film festivals each year
- Over 9,000 **Food & Beverage** festivals globally

According to a 2017 study by AMR International and XLive the North American festival portion of the live events industry represents $7B dominated by the 3 largest verticals including Music: 47% Film: 26% and Food & Beverage:14%.

Go To Market - Festivals



$7bn
100%
4%
4%
5%
14%
26%
47%
Art and crafts
Obstacle course races
eSports
Food and beverage
Film
Music
North American festivals market ($bn)
Source: AMR estimates and analysis



Festivals market by tier[1]
TIER 1
>50,000 attendees
TIER 2
5,000–50,000 attendees
TIER 3
<5,000 attendees
16,150
$7bn
100%
1%
15%
84%
32%
50%
18%
Number of festivals
Market size
[1]Approximate number of events in music, film, food and beverage and arts and crafts segments
Source: AMR estimates and analysis

Go To Market - Festivals

- Ticket sales represent the primary revenue source for events, typically accounting for 50-80% of total revenue

- Historically, optimization of this revenue stream has been an organizer’s main focus, with complex pricing structures becoming increasingly common; tickets are offered for all days/events or for single days/events with a wide variety of VIP packages and add-ons available

- This dynamic creates an optimal fragmented environment for a marketplace to increase ticket volume and normalize pricing for the consumer via subscription

GTM Festivals – Supply Side Inventory

- Of the thousands of festivals/events that make up lion share of the 3 top festival categories in North America, key stakeholders manage many of the top festivals creating efficient initial supply acquisition

- festivalPass has created partnerships with several ticket aggregators to access thousands of events via API directly into our platform

The Experiential Economy – Demand Side of Market

- More than 75 million millennials in US
- Millennials command an estimated $1.3 trillion in annual consumer spending
- More than 3 in 4 millennials (78%) would choose to spend money on a desirable experience or event over buying something desirable, and 55% of millennials say they're spending more on events and live experiences than ever before


AMERICANS ARE BUYING EXPERIENCES
Admissions to live events: music concerts, performing arts, sporting events.
Millennials command over $1 trillion in spend
Millennials enter the workforce
First Millennials are born
Percentage of total consumer spend
.05
.045
.04
.035
.03
.025
.02
1970
1980
1990
2000
2010
Data: U.S. Department of Commerce, Bureau of Economic Analysis.

Source: EventBrite Research report

The Experiential Economy - Demand Side of Market

- 8 in 10 millennials (82%) attended or participated in a variety of live experiences in the past year

- 72% say they would like to increase their spending on experiences rather than physical things in the next year

- 77% say some of the best memories of their life have been made at live events

- FOMO drives millennials experiential appetite



2013
2012
2011
Growth in total tickets sold to beer festivals & events, concerts & music festivals and themed runs (i.e., color runs and costume races)

Data: Eventbrite 2011-2013.

Source: EventBrite Research report

Mission

Inspire people to lead active and engaging lives every day by participating in live community events locally and globally.

Story

festivalPass started as an idea of entrepreneur, Ed Vincent, who was creator of the Dominican International Film Festival after helping launch the Vail Film Festival and working with other destination based festivals.

More than a decade later after tracking the success of companies such as ClassPass and seeing the explosive growth of subscription services like MoviePass (where Ed spent time as the Interim Chief Data, Product & Growth Officer), and the opportunities presented via a marketplace business models such as Uber/Lyft and airbnb, Ed felt the time was right to make live destination experiences accessible to all who seek to Live Life Live.

Now festival goers from music, art, food & wine, film and other interests can become a member of festivalPass and join the millions of life fans from around the world choosing to enjoy culture live.

Key Facts

Founded	2019, New York
Founder / CEO	Interim Chief Data, Product & Growth Officer for **MoviePass** | Founded and Exited SaaS MarTech Company, Founded **Predict Analytics** (Data Strategy & Software Platform for Media & Entertainment)
Advanced Subscription Platform	Tokenized credit based monthly subscription product for $7B festival industry with inherent currency controls that ensure gross margin positive business from launch. Data Driven Dynamic pricing for inventory based on demand.
Mobile First	Mobile Pass platform to manage and transact all attendance and rights ensuring individual attendance identity, location, payment and social engagement.
Imbedded OTT video platform	App will launch with fully functional OTT platform (SVOD, TVOD, AVOD) video management as part of base subscription
Supply Side of Platform	Strategic Partnerships with branded festival owners across 3 launch verticals including Music, Film & Food & Beverage. Long tail of thousands of festivals with self service participation management.
Demand Side of Platform	Audience acquisition via strategic supply side media partners, earned media via founders previous roles within highly publicized subscription brand & social engagement among network of supply side brands, artists and talent
Capital Raise	$1-2MM Seed Round among strategic partners

Founding Team



Ed Vincent – Founder/CEO

Proven Entrepreneur & Product Leader

- Interim Head of Product & Data, MoviePass
- Founder, Predict Analytics - Data Strategy & Platform for Media and Entertainment
- Co-Founder, Connected Intelligence (AI Data Platform)
- Founder SimplyEngage (Martech SaaS) sold to Modomodo in 2014

Board of Advisors

- Lisa Licht – Former CMO Live Nation Concerts
- Laurie Kirby – Founder Fest Forum (Largest festival conference)
- Vincent Sarafa – Investor, Bruin Sports & Entertainment and Valor Equity Partners
- Lou Schwartz – CEO Frankly Media Group that recently merged to create an eSports, gaming, news and media company called ENGINE reaching 100MM monthly UV
- Damon Gersh – Founder Maxons Restoration, Hearts Art Foundation
- Gregory Butler – Acting CEO of Rowl Inc., a digital holding company with various online brand assets

Mobile Driven Experience



Moku
9:41 AM
100%
Join festivalPass
The first festival subscription service, change your life, get real live experiences
GET STARTED



animation_v3-client.mp4
Join festivalPass
00:03
-01:40
GET STARTED



9:41 AM
100%
iHeartRADIO MUSIC FESTIVAL LAS VEGAS 2019
iHeart RADIO JINGLE BALL
Capital One
SX SW 2019 MARCH 8-17
COACHELLA
OPEN'ER
Hundreds of Festivals
The best festivals locally and globally: Music, Art, Film, Food & Wine and more.
EXPLORE FESTIVALS
GET STARTED



Moku
9:41 AM
100%
Our Festivals
Search for Festivals
ALL
ART
BOOK
CIVIC
FILM
FOOD
HISTOR
COACHELLA
MUSIC
Coachella
Apr 19 - Apr 21 • Indio, CA
SXSW
MARCH 8-17, 2019 | AUSTIN, TX
MUSIC
South by Southwest
Jun 21 • Maimi, FL
ART
Art by Artists
Jun 21 • San Diego, CA
FOOD
Art by Artists
Jun 21 • Brooklyn, NY

Mobile Driven Experience



Moku 9:41 AM 100%
Admission to festivals AND more
Enjoy live streams, video content and connect with your friends!
GET STARTED



Moku 9:41 AM 100%
LOG IN
Create your account
Get credits that can be used on festivals locally and around the world
CONTINUE WITH FACEBOOK
CONTINUE WITH INSTAGRAM
CONTINUE WITH EMAIL
By signing up you agree to our Terms of service



Moku 9:41 AM 100%
What interests you?
Select a few festival categories that interest you
Art
Books
Civic
Film
NEXT



Moku 9:41 AM 100%
Last thing!
Select 5 or more festivals that interest you
Search for Festivals
Music
COACHELLA
SXSW
Coachella
South by Southwest
Art
NEXT

Mobile Driven Experience


Moku
9:41 AM
100%
Start living your life live!
Subscribe to become a member of festivalPass
Access and attend hundreds of festivals near you and around the world
COACHELLA
$85 / MONTH BILLED ANNUALLY UPFRONT
$99 / MONTH BILLED MONTHLY
Plan details and conditions


Moku
9:41 AM
100%
Start living your life live!
Subscribe to become a member of festivalPass
Become a festivalPass Founder (very limited access to the founder plan for a limited time to the first supporters):
60 credits per months (720 credits for 12 month pre-paid memberships)
Founder plan credits never expire as long as still a member
Special deals, exclusive early access and event invites
$85 / MONTH BILLED ANNUALLY UPFRONT
$99 / MONTH BILLED MONTHLY
Plan details and conditions


Moku
9:41 AM
100%
Events not to miss!
iHeartRADIO MUSIC FESTIVAL LAS VEGAS 2018
ART
iHearrtRadio: Music Festival
Jun 13 - Jun 16 • San Diego, CA
Popular this weekend
See All
MUSIC
ART
iHeartRadio: Jingle Ball
Apr 7 - Apr 12 • Las Vegas, NV
Denver Art Festival
Jun 23 • Denver, COL
Explore
Feed
Search
Profile


Moku
9:41 AM
100%
FOOD
MUSIC
Texas BBQ Fest
Jul 19 • Austin, TX
Music of Denver
Jun 23 • Denver, COL
Your friends are following
See All
Olivia A.
Alex P.
MUSIC
FOOD
Denver Music Fest
Jun 11 • Denver, COL
BBQ Festival
Jun 11 • Las Vegas, NV
Music
See All
Explore
Feed
Search
Profile

Mobile Driven Experience


Moku
9:41 AM
100%
MUSIC
Electric Fest 2019: Miami
Fri, Jun 13 - Sun, Jun 16 at 8:05 pm
Track Festival
Share
About Festival
Commonly known as EDC, is an annual electronic dance music festival, with its flagship event held annually in Las Vegas, Nevada. Read More
From 25 credits
TICKETS


Moku
9:41 AM
100%
Anything new to share?
Alxma Malmberg
at Comic Con · 8 hours ago
Hey, how's it going guys! We have a really great time at Comic Con! Who will Join?
Like 293
Comment 19
Share
Cvita Doleschall
at Tricky Fest · 4 hours ago
Explore
Feed
Search
Profile


Moku
9:41 AM
100%
iHeartRADIO MUSIC FESTIVAL LAS VEGAS 2018
MUSIC
iHeartRadio: Music Festival
Jun 13 - Jun 16 • San Diego, CA
Lungelo Ngcaba
at Tricky Fest · 4 hours ago
Woow! This fest just awesome
Explore
Feed
Search
Profile

The Experiential Economy – Demand Side of Market

- Using social features in app as Venmo does for payments friends will be able to see what events their friends are attending via festivalPass

- Connecting festivalPass to your mobile contact database allows you to share and engage with all friends on the platform or invite those not currently on to join and attend a concert with you

- Social features such as group linked accounts and bring-a-friend will drive group social engagement

- Integrated social sharing features and Instagram like feed from events for images and video



Business Model – Credit Based Currency

Credit Based Currency

festivalPass is based on a credit based currency system ideal for heterogeneous inventory allowing for many benefits that include:

- Consumer value perception of lower cost
- No transaction fees
- Rewards through controlled currency
- Single monthly subscription processed to credit card, not for every ticket
- Obscure the actual cost and allow for dynamic pricing
- Dynamic pricing based on several data inputs including but not limited to:
  - ✓ Retail ticket cost
  - ✓ LTV of Member
  - ✓ Supply/Demand
  - ✓ Weather
  - ✓ Influence of Member
  - ✓ Unlimited correlated data driven inputs
- Positive Gross Margin on every transaction


Tickets for Atlanta Film Festival | 44th Annual
Spend your credits to purchase tickets to this event!
Ticket Options
Credit Cost
Filmmaker Reception
2 Credits
Redeem
Credit Balance:
0 credits
Cancel
Atla

The Experiential Economy – Demand Side of Market

Available Plans

$0	$9	$29	$49	$79	$99
0 credits per month	**6 credits** per month	**22 credits** per month	**39 credits** per month	**70 credits** per month	**100 credits** per month
No bonus tickets	**Signup Bonus ticket**	**Signup Bonus ticket**	**Signup Bonus ticket**	**Signup Bonus ticket**	**Signup Bonus ticket**
1x referral bonus	**1x** referral bonus	**1x** referral bonus	**1.5x** referral bonus	**1.5x** referral bonus	**2x** referral bonus

Forecasted gross margin of 30% allows for a CPA for new member sign up of 2 months gross margin - $18 to $198 CPA based on subscription level

Impact Driven Outcomes – Charitable Wallet

Millennials, Experiential Participation & Charitable Giving:

- Millennials give via online and social channels
  - festivalPass will place a portion of unused credits into a member's *Charity Wallet*
- Millennials Want to Share Their Giving on Social
  - festivalPass integrated social sharing tools will enable advocacy within community and published on all social channels
- Millennials Value Results
  - Scale of aggregate donations from festivalPass community will ensure highest transparency from charities to be considered for the platform
- Millennials Are Open to Ongoing Donations
  - Members can designate a portion their monthly unused credits to be automatically sent to charity of choice – single subscription, double impact

84% of Millennials donate to charity

FP to Donate $12 million USD by 2021*

* assuming 10% of credits are converted to charity wallets

Media Partnerships - TSM

townsquare

Town Square Media ("TSM") is an investor in and partner to festivalPass. festivalPass has $1.2MM of dedicated paid media to spend across the TSM media portfolio and via social on Facebook, Instagram, Google and LinkedIn.

LOCAL MEDIA

OVERVIEW BRANDS ADVERTISE

3RD LARGEST OWNER OF RADIO STATIONS IN THE US

Townsquare is a media, entertainment and digital marketing solutions company principally focused on small and mid-sized markets across the U.S. Our local media assets include 321 radio stations and more than 330+ local websites in 67 U.S. markets, including iconic brands such as WYRK, KLAQ, K2 and NJ101.5, and a streaming radio app, radioPup, available for iOS and Android. ■

TSM Local Media includes 321 radio stations and local websites reaching 30 million unique visitors monthly

NATIONAL MEDIA

TOWNSQUARE MEDIA IS AT THE INTERSECTION OF INFLUENCERS AND ACTIVATORS

Our portfolio of premium music and entertainment website properties is a dynamic group of influential publishers who motivate audiences through original content, editorial experiences, and social conversations.

TSM National Media national affinity websites reaching 50 million unique visitors monthly

Data Operating System

festivalPass team has deep expertise in consumer data within the entertainment industry and is creating an entertainment data operating system to scale data use cases across its O&O properties and for its partners.

- 20MM+ Seed of enriched lifestyle consumer records
- Automated enrichment across data graph of 250MM+ US Consumers
- Permissioned mail-able email file of over 14MM
- Automate Machine Learning Segment builder for refining member acquisition targets across social and programmatic channels
- Event Partner Dashboard with enriched data about their audience from festivalPass
- Ability to Tag event Partner Web and Mobile properties to provide further data insights

Plan to integrate Ad server into platform and across partner sites allowing for data driven programmatic acquisition for FP and partners


Experience Applications
Data Applications
AUTOMATED ORCHESTRATION
DATA ACCELERATOR
CONVERSION ACCELERATOR
COMMAND CENTER
OMNI-CHANNEL ACTIVATION
AUTOMATED SEGMENTATION
GOAL-BASED ANALYTICS


MARKETING DATA OPERATING SYSTEM

Subscription Services Model

- Subscription services have become a mainstream approach to consuming entertainment and services
- In music Apple, Spotify and others have defined subscription consumption of music digitally
- In video Netflix, Amazon, Hulu, HBO and soon Disney have defined subscription consumption of video digitally
- In experiential activities ClassPass, MoviePass and Spas (Massage Envy, Bliss, etc..) have defined experiential consumption

Subscription Services Model

There are **seven** characteristics you need to consider when you start to think about your brand's subscription service. To be successful, you need to hit on *at least* three:

1. **Has an existing community of enthusiasts** - festival and live experience goers are a community of enthusiasts. $7B spent on festivals alone in North America annually. (Including all live entertainment (sports/music, etc.) it is a $180B market in North America
2. **Delivers a great price value** - festivalPass members will see at least a 2x value vs transactional buying.
3. **Targets an audience keen on continuous discovery** - Live events is all about discovery, who is the next band, next chef, next amazing filmmaker
4. **Satisfies a recurring need** - Experiential entertainment is a recurring need especially among millennials. It is a large part of their identity
5. **Makes someone they love happy** - Taking friends to events makes people happy. We could allow friend and family plan from beginning with main account holder
6. **Makes an emotional connection** - Live events are all about an emotional connection
7. **Integrates with a way of life** - Small and large experiences is the way of life for millennials

Subscription Services Valuations

- ClassPass
  - 1MM+ paying members
  - AVG RPU - $600+ per year
  - Enterprise Value - $1B+
  - Valuation per user - $1,000
- Peloton
  - 500,000+ paying members
  - 1.2MM User accounts
  - AVG RPU - $1,164 (bike and sub)
  - Enterprise Value - $8B
  - Valuation per paying user - $14,000
- Spotify
  - 95 million paying subscribers
  - AVG RPU - $180 per year
  - Enterprise Value - $25B
  - Valuation per user - $265
- Planet Fitness
  - 12 million paying subscribers
  - AVG RPU - $200 per year
  - Enterprise Value - $5.7B
  - Valuation per user - $475

Source: Public Records and Various News Articles

Four Questions Every Marketplace Startup Should Be Able to Answer

Marketplace Fundamentals

1. **Type of Network: festivalPass** Benefits from Global **AND** Root Density Effect
   - Local inventory will increase member growth locally driving root density effect
   - Global nature of destination events will drive Global effect

2. **Homogeneous vs. Heterogeneous Supply: festivalPass** is a Heterogeneous Supply Network creating a competitive moat
   - As a search marketplace FP uses member provided taste preferences and behavioral data to curate recommended inventory selection reducing cognitive load on members
   - Unique nature of event inventory limits risks created by homogeneous supply

3. **Two Sided Incentives:**
   - Qualified branded FP inventory will create trust
   - Mobile 1 to 1 identity for ticketing will create buyer trust with suppliers
   - Subscription based credit system and currency asset will reduce marketplace breakage

4. **Size & Frequency of Interaction:**
   - FP has high per transaction price point due to nature of live event pricing
   - FP has potential for high frequency transactions as members may go to big events nationally a few times a year but attend smaller local events weekly or monthly

Marketplace Valuations

- Airbnb
  - 150 million paying members
  - AVG RPU - $1,000+- per year
  - Enterprise Value - $38B
  - Valuation per user - $200
- Lyft
  - 23 million
  - AVG RPU - $180+- per year
  - Enterprise Value - $15B
  - Valuation per user - $652
- Uber
  - 75 million
  - AVG RPU - $180+- per year
  - Enterprise Value - $62B
  - Valuation per user - $826
- DoorDash
  - 500K+ users
  - AVG RPU - $200+- per year
  - Enterprise Value - $6B
  - Valuation per user - $12,000

NETFLIX amazon Prime Spotify moviepass ME Massage Envy HBO NOW

Source: Public Records and Various News Articles

festivalPass Valuation

In 2021

- festivalPass
  - 100,000+ paying members
  - 10,000 event/venue partners
  - AVG RPU - $600+ per year
  - Valuation per user - $1,500
  - Gross Margin Positive
  - Estimated Enterprise Value - $150MM

In 2023

- festivalPass
  - 500,000+ paying members
  - 25,000 event/venue partners
  - AVG RPU - $600+ per year
  - Valuation per user - $1,500
  - Gross Margin Positive
  - Estimated Enterprise Value - $750MM

The above information contains forward looking projections which can't be guaranteed.


Thank You
festivalpass
life • lived • live